Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00



Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission		2 94 22 990 2 94 29 624
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations		) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	14 August 2003	No of sheets:	1

03029277

Announcement also provided to required statutory authorities

Current report 46/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 5 August 2003 the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration registered a change in share capital by the company PU "Mercus Serwis"-Sp. z o.o. with registered head office in Lubin (an indirect subsidiary of KGHM Polska Miedź S.A.). The share capital of PU "Mercus Serwis"-Sp. z o.o. was increased by PLN 100 thousand through the creation of 200 shares having a nominal value of PLN 500 each.
The new shares were obtained by PHP "Mercus"-Sp. z o.o. (a subsidiary of KGHM Metale S.A., which in turn is a subsidiary of KGHM Polska Miedź S.A.).
The share capital of PU "Mercus Serwis"-Sp. z o.o. after registration amounts to PLN 300 thousand and is divided into 600 shares at PLN 500 each.
After registration of this change in share capital, PHP "Mercus"-Sp. z o.o. owns 100% of the share capital of PU "Mercus Serwis"-Sp. z o.o.
The total number of votes arising from all issued shares after registration of this change in share capital is 600.

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR NACZELNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Tadeusz Szeląg